UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

___________________________

FORM 1-U

CURRENT REPORT

Pursuant Regulation A of the Securities Act of 1933

June 14, 2019

(Date of Report (Date of earliest event reported))

FUNDRISE REAL ESTATE INVESTMENT TRUST, LLC

(Exact name of registrant as specified in its charter)

Delaware	32-0467957
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

11 Dupont Circle NW, 9th Floor, Washington, DC	20036
(Address of principal executive offices)	(ZIP Code)

(202) 584-0550

(Registrant’s telephone number, including area code)

Common Shares

(Title of each class of securities issued pursuant to Regulation A)

Item 9.                Other Events

Asset Acquisition

Senior Mortgage Loan – TTLC LOS ANGELES – EL SERENO LLC

On June 14, 2019, we acquired from Fundrise Lending, LLC, a wholly-owned subsidiary of our sponsor (“Fundrise Lending”), a first mortgage bridge loan with a maximum principal balance of $6,500,000, (the “TTLC El Sereno Senior Loan”). The borrower, TTLC LOS ANGELES – EL SERENO LLC, a Delaware limited partnership (“TTLC El Sereno”), used the loan proceeds to acquire approximately 198,000 square feet of land located at 2520 - 2608 N. Eastern Ave & 2657 Lombardy Ave, Los Angeles, CA 90032 (the “TTLC El Sereno Property”). The TTLC El Sereno Property is currently unentitled. TTLC El Sereno intends to rezone and entitle the property, and apply for permits for 42 homes under the Los Angeles Small Lot Ordinance.

TTLC El Sereno is managed by the principal of The True Life Companies, Scott Clark (the “Sponsor”). Since inception, The True Life Companies has invested in approximately 670 homes and over 5,000 lots, with a total capital deployment of approximately $340 million.

The TTLC El Sereno Property is composed of 4 parcels, which are currently unimproved.

On the original closing date of the TTLC El Sereno Senior Loan, TTLC El Sereno was capitalized with approximately $2,170,000 of equity capital from the borrower.

The TTLC El Sereno Senior Loan bears an interest rate of 9.5% per annum, with an amount equal to 9.5% per annum paid current on a monthly basis through the maturity date, June 14, 2020 (the “TTLC El Sereno Maturity Date”). Interest will be paid interest-only over the term of the loan. In addition, an affiliate of our Manager earned an origination fee of approximately 2.0% of the TTLC El Sereno Senior Loan amount, paid directly by TTLC El Sereno.

TTLC El Sereno has the ability to extend the TTLC El Sereno Maturity Date for one, six-month period. To exercise the extension option, all interest must be paid and TTLC El Sereno will be required to pay an extension fee of 1.0% of the funding provided. During the extension period, the interest rate will increase to 10.5%.

The Sponsor has provided customary carve-out guarantees.

As of its closing date the TTLC El Sereno Senior Loan’s loan-to-purchase-price ratio, or the LTPP ratio, was approximately 70.8%. The LTPP ratio is the amount of the TTLC El Sereno Senior Loan divided by the land purchase price. As of its closing date, the TTLC El Sereno Senior Loan’s as-is loan-to-value ratio, or the LTV ratio, was approximately 70.8%. The LTV ratio is the amount of the TTLC El Sereno Senior Loan divided by the May 2019, third-party appraised value of the TTLC El Sereno Property. There can be no assurance that such value is correct.

The TTLC El Sereno Property is located in the El Sereno submarket of Los Angeles, CA. El Sereno is an emerging neighborhood located in northeast Los Angeles. The neighborhood benefits from close-proximity to downtown Los Angeles, hillside views, and a strong school district. The neighborhood is growing in popularity for homeowners, as evidenced by home prices rising by approximately 5% in the last year and home sale listings rising by approximately 9.5% in the same timeframe, according to Redfin.

As the TTLC El Sereno Senior Loan was purchased from Fundrise Lending, an affiliate of our Manager, the Independent Representative reviewed and approved of the transaction prior to its consummation.

Safe Harbor Statement

This Current Report on Form 1-U contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties, including those described under the section entitled “Risk Factors” in our Offering Statement on Form 1-A dated February 27, 2019, filed with the Securities and Exchange Commission (“SEC”), as such factors may be updated from time to time in our periodic filings and prospectus supplements filed with the SEC, which are accessible on the SEC’s website at www.sec.gov. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in our filings with the SEC. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FUNDRISE REAL ESTATE INVESTMENT
TRUST, LLC

By:	Fundrise Advisors, LLC
Its:	Manager

By:	/s/ Bjorn J. Hall
Name:	Bjorn J. Hall
Title:	General Counsel

Date:     June 20, 2019